
RECEIVED
FEB 27 2007
186
PROCESSING
SECTION

SECU  SSION

07002656

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SEC FILE NUMBER
8-66680

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Select Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Financial Plaza, Suite 119

(No. and Street)

Napa	**CA**	**94558**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn McCrae **(800) 710-7366**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Glenn McCrae**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **U.S. Select Securities LLC**, as of **December 31, 2006**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Subscribed and sworn
to before me this
___ day of ________ 2007

____
Notary Public

This report** contains (check all applicable boxes):

Please see attached for notary.

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- [x] (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3.

• *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

U.S. SELECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

To the Member
U.S. Select Securities LLC

We have audited the accompanying statement of financial condition of U.S. Select Securities LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Select Securities LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 17, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

U.S. SELECT SECURITIES LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	475,161
Receivable from affiliates		29,058
Total assets	$	504,219

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	257,307
Accounts payable and accrued liabilities		30,220
Total liabilities		287,527
Member's equity		216,692
Total liabilities and member's equity	$	504,219

See Accompanying Notes to Statement of Financial Condition

1. Summary of Significant Accounting Policies

Business

U.S. Select Securities LLC (the "Company") is a Virginia Limited Liability Company formed on August 11, 2004. The Company is a wholly owned subsidiary of U.S. Advisors LLC ("Parent"). The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the National Association of Securities Dealers. The Company primarily functions as a Dealer-Manager of private syndicate offerings of real estate entities sponsored by the Parent.

Cash

Cash consists of cash on deposit with a commercial bank. The balance may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Receivable from Affiliates

Receivable from affiliates consists of Dealer-Manager fees and commissions receivable from affiliates, net of expenses payable to the Parent and other affiliates.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in the member's income tax returns.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 thereafter. At December 31, 2006, the Company had net capital of $187,634 which was $168,466 in excess of its required net capital of $19,168. The Company's aggregate indebtedness to net capital ratio was 1.53 to 1.

3. Related Party Transactions

During 2006, the Company provided Dealer-Manager services to various entities affiliated with the Parent. The Company has entered into an expense sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of certain expenses allocable to its operations. As of December 31, 2006, the Company had a net receivable of $29,058 from affiliates.

END